May 9, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric Atallah and Tara Harkins

VIA EDGAR

Re:	Clever Leaves Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 24, 2022
File No. 001-39820

Dear Mr. Atallah and Ms. Harkins:

On behalf of Clever Leaves Holdings Inc. (the “Company”), we submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 3, 2022 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Loss, page 70

1.We note that you present “Cost of sales, before inventory write-down”, which appears to be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits you from presenting non-GAAP measures on the face of your financial statements and revise future filings to comply. Also, revise the similar presentation included on page 56 within MD&A to provide all of the disclosures required by Item 10(e) of Regulation S-K.

    The Company has noted the Staff’s comment and will make the necessary revisions in future filings.

Financial Statements
Note 17. Segment Reporting, page 109

2.We note your disclosures that cannabinoid net sales were mostly outside of the U.S., primarily in Colombia, Israel, Brazil and Australia. Additionally, we note the disclosure that your largest markets in terms of long-lived assets are Colombia and Portugal. If revenues or long-lived assets attributed to an individual foreign country are material, those amounts should be disclosed separately. Refer to ASC 280-10-50-41 and revise future filings to comply.

    The Company has noted the Staff’s comment and will make the necessary revisions in future filings.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (561) 634-7430 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Henry R. Hague, III
Henry R. Hague, III

cc: Andres Fajardo, Chief Executive Officer
David Kastin, General Counsel and Corporate Secretary
Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP